September 26, 2019

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300   235 West 15th Street
West Vancouver, BC V7T 2X1

       Re: BriaCell Therapeutics Corp.
           Draft Registration Statement on Form F-1
           Submitted August 30, 2019
           CIK No. 0001610820

Dear Dr. Williams:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 30, 2019

Cover Page

1. Your coverpage highlights that you are "in the process of applying" to have your common stock and warrants listed on the Nasdaq Capital Market and your disclosure on page 112 notes that you might "consummate and close this offering without a listing approval letter from the Nasdaq Capital Market." To the extent that the offering will close without a
       Nasdaq listing, please (i) revise the coverpage to remove reference to a Nasdaq listing, and (ii) confirm to us that you will register one or more classes of securities pursuant to
       Section 12(g) of the Exchange Act or, alternatively, add appropriate risk factor disclosures concerning the lack of a Section 12 reporting obligation. William V. Williams
FirstName LastNameWilliam V. Williams
BriaCell Therapeutics Corp.
Comapany 26, 2019
September NameBriaCell Therapeutics Corp.
September 26, 2019 Page 2
Page 2
FirstName LastName
2. With reference to Instruction 1 to Regulation S-K, Item 501(b)(3), please tell us whether you plan to revise the coverpage to add a price range.
Prospectus Summary
Overview of the Company, page 5

3. Your summary should be a brief overview of the key aspects of the offering and should not include a lengthy and detailed description of your business and strategy or include highly technical terminology. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule
         421(b) under the Securities Act, as amended. We note that your Summary extends over
         20 pages in length and duplicates many of the technical disclosures and graphics concerning trials and mechanisms of action that are presented in your Business section. In addition, your extensive use of footnotes is not appropriate to a Summary presentation.
         Accordingly, please substantially revise the Summary presentation to focus on key aspects and also balance this presentation by including discussion of the most significant business and offering risks.
4. Please revise the second and third paragraphs on page 1 to remove stock exchange, ticker symbols and market capitalization information for Merck and Incyte. Also, revise the second paragraph to clarify your statement concerning "launching combination therapy."
         In this regard, it should be clear from your disclosure whether clinical work or product commercialization is commencing in the near term.
5. Please revise to explain at first use the terms "off the shelf" and "personalized immunotherapy."
Bria-IMTTM, page 5

6. We note that your discussion of Bria-IMT highlights positive efficacy, safety and tolerability data. Accordingly, please revise the first paragraph under the heading to place this data into context by clarifying, if true, that "proof of concept" data is preliminary in nature and that you will need to complete your Phase I/IIa study and additional clinical studies before FDA assesses the efficacy, safety and tolerability of this product candidate and determines whether it will be approved for commercial sale.
7. We note your disclosure on page 55 that Bria-IMT's indication will be for the treatment of patients with metastatic breast cancer who have failed at least two lines of therapy. Please revise your disclosure to note this information in the Prospectus Summary.
8. Please revise the third bullet point under the caption "Positive Proof of Concept" to provide support for your conclusion that the data is "impressive." In your response, please also provide us with objective support for your statement that the data is "similar to, or superior to" other approved breast cancer drugs when they were at a similar development stage. In your response, please tell us whether there were any material differences in the patient populations or trial protocols, and if so, why you nonetheless believe it is
 William V. Williams
FirstName LastNameWilliam V. Williams
BriaCell Therapeutics Corp.
Comapany 26, 2019
September NameBriaCell Therapeutics Corp.
September 26, 2019 Page 3
Page 3
FirstName LastName
         appropriate to compare the data across trials.
Corporate Background, page 21

9. Please revise to discuss the reverse takeover transaction referenced on page F-21 and the corporate restructuring referenced on page 49, or advise. Implications of Being an "Emerging Growth Company" and a Foreign Private Issuer, page 22

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
11. We note your statement, "We currently report and will continue to report under the
         Securities Exchange Act of 1934." It does not appear that you have been a reporting company under the Securities Exchange Act. Please revise your disclosure as appropriate.
Summary Financial Data, page 25

12. It does not appear that any amounts in this table are in thousands as stated. Please revise the disclosure as necessary.
Use of Proceeds, page 44

13. We note that you intend to use $4,000,000 of the net proceeds from this offering for clinical trials of Bria-IMTTM and $1,200,000 for initial clinical trials of Bria-OTSTM.
         Please revise your disclosure in this paragraph to specify the stage of development you plan to achieve for each listed product candidate with these allocated funds. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 49

14. Please explain how the absence of an active trading market for your common shares listed on OTCQB and TSXV, as stated on page 38, affected your determination of share compensation expense, as well as the extent to which the share price amounts disclosed in
         Notes 8 and 9 may have differed from values determined by an independent valuation firm. In addition, once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
 William V. Williams
FirstName LastNameWilliam V. Williams
BriaCell Therapeutics Corp.
Comapany 26, 2019
September NameBriaCell Therapeutics Corp.
September 26, 2019 Page 4
Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research Cost, page 50

15. You state that work began on the development of "second generation Bria-IMTTM" during the nine month period ended April 30, 2019. Please revise your disclosure as appropriate to discuss the development of "second generation Bria-IMTTM." Liquidity and Capital Resources, page 53

16. Please substantially revise your disclosure in this section to address the requirements of
         Item 5.B of Form 20-F.
Competition, page 56

17.      Please define "CTCs/CAMLs" where first used.
Description of Business
Products/Pipeline, page 59

18. We note your disclosure throughout the prospectus suggesting that your product candidate is safe or effective, such as "impressive Phase IIa efficacy data," "an outstanding safety and tolerability profile," "the patients for which Bria-IMT immunotherapy was highly effective" and "regulatory review of effective novel therapies such as Bria-IMTTM." Safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory authorities. Please revise your prospectus disclosure to remove all references to your product candidates as being safe and effective, including preliminary indications of efficacy. You may present the objective results of trials and any discussion of preliminary results should be sufficiently balanced with a disclosure of the preliminary nature of such results.
Bria-OTSTM Immunotherapy Covers ~99% of the Breast Cancer Population, page 61

19. Please disclose how you determined that Bria-OTSTM would cover 99% of the breast cancer population and how many variations of Bria-OTS would have to be pre-
         manufactured in order to cover this percentage of the population. Available Clinical Data for Treatment with the Bria-IMTTM Regimen, page 63

20. Please revise your disclosure concerning the three "Proof of Concept" clinical trials to indicate when and where each trial was conducted. To the extent the testing was conducted in the United States, indicate whether the trials were subject to FDA approved protocols or advise.
21. In your discussion of the three proof of concept trials conducted to date, please revise your disclosure to specify the primary and secondary endpoints of the different trials, the results as they relate to the endpoints and any statistical analysis that was done. With
 William V. Williams
BriaCell Therapeutics Corp.
September 26, 2019
Page 5
         respect to the median overall survival data, please provide a comparison to the median overall survival data for untreated patients. Please also disclose the number of patients who experienced partial and complete responses to the treatment. In addition, with respect to the third proof of concept trial, please revise your disclosure to specify that the treatment regimen included pre-treatment with low-dose cyclophosphamide and post-
         treatment inoculation of interferon-alpha-2b.
22. We note your disclosure that most patients who dropped out did so due to worsening of their underlying disease. Please disclose how many people in each study dropped out and at what point in time they dropped out.
23. Please revise the first chart on page 10 to clarify that the tumor shrinkage and biological response columns are representative of the number of patients who experienced tumor shrinkage and biological response rather than the percentage of tumor shrinkage and biological response for each type of patient.
24. Please define and discuss the significance of the term "delayed-type hypersensitivity response."
Protein Kinase C Delta (PKC) Inhibitors, page 64

25. Please substantially revise this section to (i) define scientific terms such as PKC, RAS,
         TGF and TGF, (ii) describe the PKC inhibitor that you plan to develop and the results of preclinical studies you have done to date, (iii) provide additional narrative context for each of the graphics in this section such that investors do not need to read the articles that are cited to understand the significance of the graphics and (iv) explain the significance of the measurements (e.g. % control OD value, absorbance 490 nm, etc.) used for each of the graphs.
26. Please explain why your disclosure on page 66 states that "PKC inhibitor reduces tumor burden in a human lung cancer model (lower is better)," but the chart above it shows that tumor volume increases with treatment. Please also include the unit of measurement for tumor volume.
27. In the graph labelled (B) on page 68, please explain why the percent survival rate with the vehicle is only measured as of one day as opposed to over a period of time.
Clinical Trials, page 69

28. Please expand your disclosure regarding the Phase I/IIa combination study of Bria-IMTTM
FirstName LastNameWilliam V. Williams
       with pembrolizumab to provide details regarding the study, including the number of
Comapany NameBriaCell Therapeutics study, patient eligibility requirements, primary and patients you plan to enroll in the Corp.
September 26, 2019 Page 5 and the estimated completion date.
       secondary endpoints
FirstName LastName
 William V. Williams
FirstName LastNameWilliam V. Williams
BriaCell Therapeutics Corp.
Comapany 26, 2019
September NameBriaCell Therapeutics Corp.
September 26, 2019 Page 6
Page 6
FirstName LastName
KEYTRUDA  (pembrolizumab), page 71

29. Please tell us whether you are party to any agreements with Merck for the supply of
         Keytruda, and if so, please disclose the material terms of the agreement and file it as an exhibit to the registration statement. Alternatively, please tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.
Completed Proof of Concept Trials, page 72

30. It appears that the disclosures on pages 18-20 and 72-74 are identical to the disclosures on pages 9-10 and 63-64, except for the results in the second chart separating patients by
         DTH response. Please remove any duplicative disclosure or advise. License Agreements, page 75

31. Please expand your disclosure to discuss the material terms of the License Agreement between Sapientia and Faller-Williams Technology, including rights and obligations, payment terms such as up-front payment, milestone payments and royalties, and term and termination provisions.
Manufacturing, page 78

32. Please describe the material terms of any agreements with the University of California,
         Davis Health System and with KBI Biopharma, Inc. and file them as exhibits to the registration statement. Alternatively, please tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.
Employment Agreements with Executive Officers and Significant Employees, page
103

33. Please file the consulting agreement with Mr. Gadi Levin as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A), or tell us why you do not believe this is required.
Independent Auditors' Report, page F-1

34. Please obtain and file a revised audit report from your independent accountant that complies with the format and language required in PCAOB Auditing Standard 3101. The report of the independent accountant should include a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting
         Oversight Board (United States)" or tell us why no revision is necessary.

2. Basis of Presentation, page F-6

35. On page 39, you appear to have asserted that adoption of new or revised accounting standards can be delayed under Section 107 of the JOBS Act. Please explain your
 William V. Williams
BriaCell Therapeutics Corp.
September 26, 2019
Page 7
         consideration of this guidance for emerging growth companies that report under IFRS.
9. Share-Based Compensation, page F-22

36. You do not specify the vesting terms of all options granted, for example, the 3.4 million options described on page F-23. Please revise the disclosure as necessary.
14. Research and Development Costs, page F-28

37. Please provide us a summary of the material terms governing the contractual arrangements described on page 128 and listed in the Exhibits section, as well as your collaboration and supply agreement with Incyte Corporation, as discussed on page 71.
         Also, explain how costs associated with these agreements are reflected in the specific captions in the table for research and development costs on page F-28.
In
         addition, describe the nature of costs classified as licensing, patent and vaccine in this table. Revise your discussion on page 50, accordingly.
38. Please explain to us why Wages and Salaries declined from $518,192 in 2017 to $30,908 in 2018. Revise the disclosure as necessary.
General

39. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
40. We note that you cite to the uniform resource locator (URL) for the work that you cite in the prospectus. Please note that when an issuer includes an active hyperlink or an inactive
         URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Further, the information on the website must be filed as part of the issuer s document. Refer to Release No. 34-42728, footnote 41, and file the hyperlinked information, or revise to remove the URL.
        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.



FirstName LastNameWilliam V. Williams                           Sincerely,
Comapany NameBriaCell Therapeutics Corp.
                                                                Division of
Corporation Finance
September 26, 2019 Page 7
FirstName LastName
                                                                Office of
Healthcare & Insurance